PRESS RELEASE — January 2, 2019

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick-Randgold Merger Consummated as Trading Starts in New Company’s Shares

NEW YORK & TORONTO — Trading in the shares of the new company created by the merger of Barrick Gold and Randgold Resources started at the opening of business on the New York and Toronto Stock Exchanges this morning. The ringing of the opening bell at the NYSE was performed by the company’s executive chairman, John Thornton, accompanied by the president and chief executive officer, Mark Bristow.

The new company is still known as Barrick but its trading symbol on the NYSE will change to GOLD, the ticker formerly held by Randgold on NASDAQ. On the TSX, the ticker remains ABX.

The merger has created a sector-leading gold company which owns five of the industry’s Top 10 Tier One gold assets1 (Cortez and Goldstrike in Nevada, USA (100%); Kibali in DRC (45%); Loulo-Gounkoto in Mali (80%); and Pueblo Viejo in Dominican Republic (60%)) and two with the potential to become Tier One gold assets (Goldrush/Fourmile (100%) and Turquoise Ridge (75%), both in the USA). Barrick has the lowest total cash cost2 position among its senior gold peers3, and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

Following the closing of the merger, Barrick’s board of directors was reconstituted with the following nine directors: John Thornton (executive chairman), Mark Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, Brett Harvey (lead independent director) and Andrew Quinn.

At the opening of markets today, Barrick had a market capitalization in excess of $23.75 billion with the largest reserves base among its senior gold peers4.

In a joint letter to stakeholders, John Thornton and Mark Bristow today said that with the best asset base and the strongest management team in the sector, Barrick was well placed to be the world’s most valued gold mining business.

“We will do so by optimizing our existing operations, pursuing new opportunities that meet strict investment criteria, and developing them with disciplined efficiency. In all that we do we will be guided by a long-term strategy and clear implementation plans designed to deliver sustainable returns to our owners, and real benefits to our partners, host countries, and communities,” they said.

Enquiries:

President and chief executive Mark Bristow +1 647 205 7694 +44 788 071 1386	Chief financial officer Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & media relations Kathy du Plessis +44 20 7557 7738 Email: barrick@dpapr.com

Website: www.barrick.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “plan”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) the potential for Goldrush/Fourmile and Turquoise Ridge to become Tier One Gold Assets; and (ii) the potential for Barrick to become the most valued gold mining business.

Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of the company. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include but are not limited to: risks relating to the Barrick’s credit rating; local and global political and economic conditions; Barrick’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with Barrick’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realize the anticipated benefits of the merger with Randgold Resources or implementing the business plan for Barrick following the merger, or difficulty in integrating the business of Randgold with Barrick (including the retention of key employees); changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, the Democratic Republic of Congo, Mali and other jurisdictions in which Barrick now carries on business or in which Barrick may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic

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studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40- F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

No statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

Third Party Data

The total cash costs comparison of Barrick to its senior gold peers is based on data obtained from Wood Mackenzie as of August 31 2018. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie is not affiliated with Barrick.

Where figures for Barrick are compared to its senior gold peers, the data from Wood Mackenzie has been used to ensure consistency in the compared measure across the Barrick and the comparator group. Barrick does not have the ability to verify the Wood Mackenzie figures and the non-GAAP financial performance measures used by Wood Mackenzie may not correspond to the non-GAAP financial performance measures calculated by Barrick or any of the other senior gold peers.

Endnotes

1.

A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, “Total cash cost” per ounce is based on data from Wood Mackenzie as of August 31, 2018. The Wood Mackenzie

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calculation of “Total cash cost” per ounce may not be identical to the manner in which Barrick calculates comparable measures. “Total cash cost” per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. “Total cash cost” per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Wood Mackenzie is an independent third-party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick. See also Endnote #2.

2.

“Lowest total cash cost” is based on data from Wood Mackenzie as of August 31 2018. “Total cash cost” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the post-merger Barrick and its senior gold peers are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick calculates comparable measures. Barrick believes that total cash cost is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. This non-GAAP financial measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

3.	Senior gold peers means the following companies: Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited, and Newmont Mining Corporation.

4.

“Largest reserves base” is based on data in the publicly filed disclosure of each senior gold peer. In calculating their respective reserves base, senior gold peers may make assumptions different than those made by Barrick.

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